BASIS OF PRESENTATION

This Management Discussion and Analysis covers our interim consolidated financial statements for the three months ended March 31, 2009. As well, it provides an update to our Management Discussion and Analysis for the year ended December 31, 2008. The information below should be read in conjunction with the Consolidated Financial Statements for the year ended December 31, 2008. Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The effect of significant differences between Canadian and U.S. GAAP has been disclosed in note 21 to the consolidated financial statements for the year ended December 31, 2008. Unless the context otherwise requires, all references to “Ballard”, “the Company”, “we”, “us” and “our” refer to Ballard Power Systems Inc. and its subsidiaries. This discussion and analysis is dated April 27, 2009.

All amounts in this report are in U.S. dollars, unless otherwise stated.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended. Such statements include, but are not limited to, statements with respect to our objectives, goals and outlook including our estimated product shipments, revenue and operating cash consumption (see Non-GAAP Measures), as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. Words such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict.

In particular, these forward-looking statements are based on certain specific assumptions relating to our expectations with respect to the generation of new sales, producing, delivering and selling the expected product volumes at the expected prices, and controlling our costs. They are also based on a variety of general factors and assumptions including, but not limited to, our expectations regarding product development efforts, manufacturing capacity, product pricing, market demand, and the availability and prices of raw materials, labour and supplies. These assumptions have been derived from information available to the Company including information obtained by the Company from third parties. These assumptions may prove to be incorrect in whole or in part. In addition, actual results may differ materially from those expressed, implied, or forecasted in such forward-looking statements. Factors that could cause our actual results or outcomes to differ materially from the results expressed, implied or forecasted in such forward-looking statements include, but are not limited to: the condition of the global economy; the rate of mass adoption of our products; changes in product pricing; changes in our customers' requirements, the competitive environment and related market conditions; product development delays; changes in the availability or price of raw materials, labour and supplies; our ability to attract and retain business partners, suppliers, employees and customers; changing environmental regulations; our access to funding and our ability to provide the capital required for product development, operations and marketing efforts; our ability to protect our intellectual property; the magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; and the general assumption that none of the risks identified in the Risks and Uncertainties section of this report or in our most recent Annual Information Form will materialize. Readers should not place undue reliance on Ballard's forward-looking statements.

The forward-looking statements contained in this document speak only as of the date of this Management Discussion and Analysis. Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Management Discussion and Analysis, including the occurrence of unanticipated events.

SEGMENT DISCLOSURES

Over the past three years, we have refined the Company’s business strategy to establish a sharp focus on what we believe to be key growth opportunities with near-term commercial prospects in our core fuel cell markets. For 2009, we are reporting our results in the following market segments:

1. Fuel Cell Products (core segment): fuel cell products and services for motive power (material handling and bus markets) and stationary power (back-up power and residential cogeneration markets);

2. Contract Automotive (supporting segment): contract technical and manufacturing services primarily for AFCC, Daimler and Ford.

3. Material Products (supporting segment): carbon friction material products primarily for automotive applications and gas diffusion layer (“GDL”) material for fuel cell products.

Comparative figures are presented in conformance with our new operating segments. Historic comparative quarterly revenue results (unaudited) for 2008 are as follows:

(Expressed in thousands of U.S. dollars, except unit amounts) (UNAUDITED)	Quarter ended,				Annual
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	2008
	2008	2008	2008	2008
Fuel Cell Products	$4,006	$3,007	$4,827	$11,290	$23,130
Contract Automotive	5,190	4,860	3,058	3,765	16,873
Material Products	2,915	3,264	2,994	3,550	12,723
Product and service revenues	$12,111	$11,131	$10,879	$18,605	$52,726
Fuel Cell Products	$2,314	$1,220	$1,406	$297	$5,236
Contract Automotive	1,618	-	-	-	1,618
Material Products	-	-	-	-	-
Engineering development revenues	$3,932	$1,220	$1,406	$297	$6,854
Fuel Cell Products (Units)	254	277	466	787	1,784

FINANCIAL OVERVIEW – Quarter ended March 31, 2009

Revenue

Our revenues for the three months ended March 31, 2009 decreased to $8.1 million, or 50%, compared to $16.0 million for the first quarter of 2008 due primarily to the continuing slowdown in the automotive sector negatively impacting our supporting business segments. Contract Automotive and Material Products revenues are down $5.6 million due to lower shipments of light-duty automotive modules and carbon friction material products combined with the elimination of light-duty automotive fuel cell program work subsequent to the closing of the AFCC transaction on January 31, 2008 (the “AFCC Transaction”). In addition, Fuel Cell Products engineering development revenues are down $2.3 million due primarily to the completion of the 1kW residential cogeneration fuel cell development program in the third quarter of 2008. In our core Fuel Cell Products segment, product and service revenues of $3.9 million is essentially flat versus the prior year quarter of $4.0 million.

Net income (loss)

Our net loss for the three months ended March 31, 2009 increased to $18.6 million, or ($0.22) per share, compared with net income of $81.0 million, or $0.87 per share, in the first quarter of 2008. The first quarter net income in 2008 includes a gain on sale of assets of $96.9 million related to the AFCC Transaction. The first quarter net loss in 2009 includes severance and related costs of $1.1 million relating to a 7% workforce reduction initiated in March 2009.

Normalized net loss

Our normalized net loss (see Non-GAAP Measures) for the first quarter of 2009 increased $1.6 million to $17.5 million, or ($0.21) per share, compared with a normalized net loss of $15.9 million, or ($0.17) per share, for 2008. Product and service revenue and related gross margin declines of $4.0 million and $1.7 million, respectively, combined with lower engineering development revenues of $3.9 million, were only partially offset by reductions in operating expenses of $4.5 million. In addition, declines in investment and other income of $1.1 million negatively impacted normalized net loss in 2009 as compared to 2008.

Operating cash consumption

Operating cash consumption (see Non-GAAP Measures) for the three months ended March 31, 2009 increased 20% to $11.0 million, compared to $9.2 million for the first quarter of 2008. The higher operating cash consumption in the first quarter of 2009 was driven by increased capital expenditures, a decline in investment income, lower product and service gross margins and lower engineering development revenues. These increases were partially offset by lower working capital requirements and lower operating expenses. In addition, we made an additional investment of $5.0 million in EBARA BALLARD Corporation (“EBARA BALLARD”) during the first quarter of 2009. This investment is not included in operating cash consumption.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified the policies below as critical to our business operations and an understanding of our results of operations. The application of these and other accounting policies are described in note 1 to the 2008 annual consolidated financial statements. Our preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

REVENUE RECOGNITION

We earn revenues under certain contracts to provide engineering development services. These contracts provide for the payment for services based on our achieving defined milestones or on the performance of work under our product development programs. Revenues are recognized under these contracts based on assessments of progress achieved against these milestones or on the proportionate performance method of accounting. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones or that our estimates of the percentage of work completed could change. Should this occur, the revenues recognized in the period might require adjustment in a subsequent period.

Under the terms of certain other contracts under which we earn product and engineering service revenue, revenue is recognized based on the proportion of performance completed. There is a risk that estimated costs to complete a contract might change, which may result in an adjustment to previously recognized revenues.

During the three months ended March 31, 2009, there were no material adjustments to engineering development revenue and product and engineering service revenue relating to revenue recognized in a prior period.

WARRANTY PROVISION

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liabilities, we estimate the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions. During the three months ended March 31, 2009 and 2008, we recorded provisions to accrued warranty liabilities of $0.3 million and $0.2 million, respectively, for new product sales.

We review our warranty assumptions and make adjustments to accrued warranty liabilities quarterly based on the latest information available and to reflect the expiry of contractual obligations. Adjustments to accrued warranty liabilities are recorded in cost of product and service revenues. As a result of these reviews, we recorded adjustments that reduced accrued warranty liabilities by nil and $0.1 million, respectively, for the three months ended March 31, 2009 and 2008. The adjustments to reduce accrued warranty liabilities were primarily due to contractual expirations and improved lifetimes of our fuel cell products.

INVENTORY PROVISION

In determining the lower of cost and net realizable value of our inventory and establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market pricing or demand for our products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than cost. We perform regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required. During the three months ended March 31, 2009 and 2008, inventory provisions of $0.1 million and $0.3 million, respectively, were recorded as a charge to cost of product and service revenues.

INVESTMENTS

We have made strategic investments in other companies or partnerships that are developing technology with potential fuel cell applications. Each of these investments is either accounted for by the equity method or carried at cost, depending on whether or not we have the ability to exercise significant influence over the company or partnership. We regularly review such investments and should circumstances indicate that an impairment of value has occurred that is other than temporary, we would record this impairment in the earnings of the current period. Given that these entities are in the development stage, there is significant judgment required in determining whether an impairment has occurred in the value of these investments that must be recorded. During the three months ended March 31, 2009 and 2008, no write-downs of our investments were recorded.

INTANGIBLE ASSETS AND GOODWILL

In accordance with Canadian GAAP, we do not amortize goodwill, and we amortize intangible assets over periods ranging from five to 15 years. At least annually, we review the carrying value of our intangible assets and goodwill by segment for potential impairment. Among other things, this review considers the fair value of the business based on discounted estimated cash flows. If circumstances indicate that impairment in the value of these assets has occurred, we would record this impairment in the earnings of the current period. During the three months ended March 31, 2009 and 2008, no write-downs of intangible assets or goodwill were recorded.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Convergence with International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP, as used by public companies, will be converged with International Financial Reporting Standards (“IFRS”) effective January 1, 2011. The transition from Canadian GAAP to IFRS will be applicable for us for the first quarter of 2011 when we will prepare both the current and comparative financial information using IFRS.

While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences on recognition, measurement and disclosures. We commenced our IFRS conversion project in the second quarter of 2008. The project consists of four phases: awareness raising; assessment; design; and implementation. With the assistance of an external expert advisor, we have completed the awareness-raising phase and have begun a high level review of the major differences between Canadian GAAP and IFRS (the assessment phase). It is expected that this work will be completed during 2009. Subsequently, we will initiate the design phase, which will involve establishing issue-specific work teams to focus on generating options and making recommendations in identified areas. We will also establish a communications plan, begin to develop staff training programs, and evaluate the impacts of the IFRS transition on other business activities.

Business Combinations

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued new recommendations for Business Combinations (CICA Handbook Section 1582), Consolidations (CICA Handbook Section 1601) and Non-Controlling Interests (CICA Handbook Section 1602). Section 1582 specifies a number of changes, including: an expanded definition of a business; a requirement to measure all business acquisitions at fair value; a requirement to measure non-controlling interests at fair value; and a requirement to recognize acquisition related costs as expenses. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. The new standards are harmonized with IFRS and will become effective in 2011. We anticipate adopting these standards in 2011 and are currently determining the impacts of the standards on our consolidated financial statements.

RESULTS OF OPERATIONS

Revenues for the three months ended March 31, 2009 were $8.1 million, a $8.0 million, or 50% decrease from the same period in 2008, reflecting decreases in product and service revenues of 33% and the elimination of light-duty automotive and 1kw residential cogeneration engineering development revenue. The discontinuance of engineering development revenue was expected and is consistent with our transition to commercial production.

The following table provides a breakdown of our revenues for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
	2009			2008
	Product and	Engineering		Product and	Engineering
	Service	Development	Total	Service	Development	Total
Fuel Cell Products	$3,912	$-	$3,912	$4,006	$2,314	$6,320
Contract Automotive	1,877	-	1,877	5,190	1,618	6,808
Material Products	2,295	-	2,295	2,915	-	2,915
	$8,084	$-	$8,084	$12,111	$3,932	$16,043

Fuel Cell Products revenues for the three months ended March 31, 2009 of $3.9 million are essentially flat compared to the prior years quarter of $4.0 million. Increased bus module revenues as a result of the Transport of London fuel cell bus program and similar residential cogeneration revenues were offset by lower sales in the material handling and back-up power markets. Fuel Cell Products shipments totaled 190 units in the first quarter of 2009, compared to 254 units in the first quarter of 2008.

Fuel Cell Products engineering development revenues were nil for the three months ended March 31, 2009, a $2.3 million, or 100%, reduction compared to the first quarter of 2008. The absence of Fuel Cell Products engineering development revenues in 2009 was expected due to the completion of our 1kW residential cogeneration fuel cell program in the third quarter of 2008. The costs associated with these engineering development revenues are included in research and development expenses.

Contract Automotive product and service revenues decreased $3.3 million, or 64%, for the three months ended March 31, 2009, compared to the first quarter of 2008. Increased automotive service revenues derived primarily from testing and engineering services to AFCC were more than offset by lower contract manufacturing of light-duty automotive fuel cell products at lower prices to AFCC, Daimler and Ford.

Contract Automotive engineering development revenues were nil for the three months ended March 31, 2009, a $1.6 million, or 100%, reduction compared to the first quarter of 2008. The absence of Contract Automotive engineering development revenues in 2009 was expected due to the closing of the AFCC Transaction on January 31, 2008. The costs associated with these engineering development revenues are included in research and development expenses.

Material Products revenues for the three months ended March 31, 2009 decreased $0.6 million, or 21%, compared to 2008, due primarily to decreased volumes of carbon friction material products as a result of the continued slow down in the U.S. automotive industry which were only partially offset by growth in sales of GDL material for fuel cell products.

Cost of product and service revenues for the three months ended March 31, 2009 were $7.9 million, a decrease of $2.3 million, or 23%, compared to the same period in 2008. The decline is due primarily to the 33% decline in overall product and services revenues in the period and is driven by lower shipments of light-duty automotive products to AFCC, Daimler and Ford.

Gross margins on product and service revenues declined in the three months ended March 31, 2009 to $0.2 million, compared to $1.9 million for the same period in 2008. Increased margins as a result of the Transport of London fuel cell bus program were offset by higher unabsorbed overhead charges in all segments due to the overall revenue decline.

Research and product development expenses were $7.8 million for the three months ended March 31, 2009, a decrease of $3.8 million, or 33%, compared to the same period in 2008. This decline in expenditures is due primarily to the disposition of our automotive fuel cell development programs on the closing of the AFCC Transaction on January 31, 2008, combined with the positive effects of a weaker Canadian dollar relative to the U.S. dollar, which more than offset increased investment in our Fuel Cell Products programs.

Included in research and product development expenses for the three months ended March 31, 2009 and 2008 were costs of nil and $2.5 million, respectively, related to our achievement of predefined milestones for our customers under the development programs for which we will earn engineering development revenue.

General and administrative expenses were $4.3 million for three months ended March 31, 2009, an increase of $0.4 million, or 10%, compared to the same period in 2008. The increase in 2009 is due to severance and related costs of approximately $1.1 million as a result of a 7% work-force reduction effected in March 2009, partially offset by lower labour and insurance expenditures and the positive effects of a weaker Canadian dollar, relative to the U.S. dollar.

Sales and marketing expenses were $1.8 million for the three months ended March 31, 2009 and 2008. Increased investment in sales and marketing capacity in support of commercial efforts was offset by the positive effects of a weaker Canadian dollar, relative to the U.S. dollar.

Depreciation and amortization was $1.1 million for the three months ended March 31, 2009, a decrease of $0.5 million, or 33%, compared to the same period in 2008. Depreciation and amortization declined as some assets became fully depreciated or amortized during 2008 and certain intangible assets were disposed of in the AFCC Transaction.

Investment and other income (loss) was a loss of $0.9 million for the three months ended March 31, 2009, compared to income of $0.2 million for the same period in 2008. The following table provides a breakdown of our investment and other income and foreign exchange gain for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
	2009	2008
Investment income	$256	$1,097
Foreign exchange gain (loss)	(1,362)	(1,298)
Other income	158	373
Investment and other income (loss)	$(948)	$172

Investment income was $0.3 million for the three months ended March 31, 2009, a decrease of $0.8 million, or 77%, compared to the same period in 2008. The decrease was a result of declining interest rates combined with lower average cash balances in 2009 compared to 2008. We classify our cash, cash equivalents and short-term investments as held-for-trading and measure these assets at fair value with changes in fair value recognized in income. The fair values are determined directly by reference to quoted market prices. During 2008 and into 2009, the investment market was negatively impacted by liquidity and credit market concerns along with increased concerns about a global economic slowdown. We continue to review our exposure to these issues and have determined that there are no material impacts on our investment portfolio.

Foreign exchange gains and losses are attributable to the effect of the changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary assets and on outstanding foreign exchange contracts to buy or sell Canadian dollars over the respective periods. The foreign exchange loss of $1.4 million for the first quarter of 2009 resulted primarily from the weakening of the Canadian dollar during the quarter. Compared to the U.S. dollar, the Canadian dollar has weakened from 1.22 at December 31, 2008 to 1.26 at March 31, 2009. In addition to foreign exchange contracts, we hold Canadian dollar cash and short-term investments to reduce the foreign currency risk inherent in expenditures denominated in Canadian dollars. Our foreign denominated cash and short-term investments do not qualify for hedge accounting and therefore foreign exchange gains and losses are recognized when they occur.

Gain on assets held for sale were $96.9 million for the three months ended March 31, 2008, reflecting the disposition of automotive assets pursuant to the AFCC Transaction.

Equity in loss of associated companies was $2.9 million for the three months ended March 31, 2009 and 2008 and relate to our share of the losses of EBARA BALLARD. EBARA BALLARD is focused on the introduction of its next generation system product for the residential cogeneration market in Japan.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Cash, cash equivalents and short-term investments were $66.7 million as at March 31, 2009, compared to $85.4 million at the end of 2008. The decrease of $18.7 million in 2009 was driven by a net loss (excluding non-cash items) of $13.4 million, an advance to EBARA BALLARD of $5.0 million and net capital expenditures of $2.2 million partially offset by working capital cash inflows of $4.6 million.

For the three months ended March 31, 2009, working capital requirements resulted in cash inflows of $4.6 million compared to cash inflows of $0.9 million for the corresponding period in 2008. In the first quarter of 2009, net cash inflows of $4.6 million were driven by lower accounts receivable of $6.4 million due to the timing of collections of our product and engineering development revenues, combined with higher accounts payable and accrued liabilities of $2.2 due primarily to accrued severance costs of $1.1 million and amounts payable related to increased capital expenditures. These working capital inflows in the first quarter of 2009 were partially offset by cash outflows from higher inventory expenditures of $3.3 million primarily as a result of the planned build-up of inventory for the B.C. Transit 2010 Olympic and Transport of London fuel cell bus programs. Working capital inflows during the first quarter of 2008 of $0.9 million were driven by lower accounts receivable of $1.1 million and lower inventory of $2.1 million partially offset by cash outflows from reductions in accounts payable and accrued liabilities of $2.9 million, primarily reflecting the payment of 2007 employee bonuses.

Investing activities resulted in cash inflows of $0.4 million for the three months ended March 31, 2009, compared to cash outflows of $21.6 million for the corresponding period in 2008. Changes in short-term investments resulted in cash inflows of $7.6 million in the first quarter of 2009 as compared to inflows of $40.5 million in the first quarter of 2008 as balances changed between cash equivalents and short-term investments as we made investment decisions with regards to the term of investments in response to changes in yield curves in order to improve our investment returns. Balances also changed in response to the $33.8 million net proceeds from the Arrangement with Superior Plus Income Fund received on December 31, 2008, and in response to the $60 million funding requirement to close the AFCC Transaction on January 31, 2008. Net capital spending of $2.2 million in the first quarter of 2009 relates primarily to building production capacity, compared to net capital spending in the first quarter of 2008 of $1.1 million relating primarily to manufacturing, test and computer equipment. The cash flows used for other investing activities in the first quarter of 2009 of $5.2 million include an advance to EBARA BALLARD of $5.0 million and an investment in Chrysalix Energy Limited Partnership of $0.2 million.

Financing activities resulted in cash outflows of $2.8 million for the three months ended March 31, 2009 and represent closing costs paid in 2009 which were accrued at December 31, 2008 on the closing of the Arrangement.

As at April 27, 2009, we had 83,940,682 common shares issued and outstanding and stock options to purchase 6,008,448 of our common shares outstanding.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2009, we had cash, cash equivalents and short-term investments totaling $66.7 million. We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for fuel cells and material products, the purchase of equipment for our manufacturing and testing facilities, the further development of business systems and low-cost manufacturing processes and the further development of our marketing, product distribution and service capabilities.

At this stage of our development, we expect to record losses for at least the next few years as we continue to make significant investments in research and product and market development activities necessary to commercialize our products. Our actual funding requirements will vary based on the factors noted above, our relationships with our lead customers and strategic partners, our success in developing new channels to market and relationships with customers, our success in generating revenue growth from near-term product opportunities, our working capital requirements, foreign exchange fluctuations, and the progress and results of our research, development and demonstration programs.

Our financial strategy is to manage our cash resources with strong fiscal discipline, focus on markets with high product and service revenue growth potential, license technology in cases where it is advantageous to us, and access available government funding for research and development projects. Our current financing principle is to maintain cash balances sufficient to fund at least six quarters of operating cash consumption at all times. We believe that our current cash, cash equivalents and short-term investments, combined with our ability to potentially monetize other assets, including our interest in AFCC through the share purchase agreement with Ford (see Off-Balance Sheet Arrangements & Contractual Obligations section), are sufficient to meet our planned growth and development activities for the foreseeable future without the need to access public market financing. However, circumstances could change which would make it advantageous for us to access additional capital.

OUTLOOK

The world’s financial crisis and liquidity concerns continued through the first quarter of 2009 and the resultant economic slowdown has deepened. Reduced consumer demand, lower availability of credit and reduced access to capital markets has impacted demand for fuel cell products from some of our customers as well as the end users of some of our products. This economic slowdown has been most acute in the automotive sector and has negatively impacted revenues in our supporting Contract Automotive and Material Products business segments. While our core Fuel Cell Products segment is facing increased risks, this segment is essentially flat in the quarter and we continue to expect revenue from this core business to increase in 2009, as compared to 2008.

As a result of these increased pressures and increased risks, we now expect overall revenues for 2009 to be at the low end of our guidance range of between $68 million to $78 million, compared to $59.6 million in 2008.

We continue to expect that core Fuel Cell Products revenue will increase in 2009, as compared to 2008, due to volume increases in our back-up power, bus and material handling markets as a result of our announced agreements with: ACME (subject to product acceptance test in the fourth quarter of 2009) and Dantherm, the B.C. Transit 2010 Olympic fuel cell bus program, the Transport of London fuel cell bus program, our customer Plug Power’s supply agreement with Central Grocers, and new opportunities in the distributed power generation sector that we are currently pursuing. This anticipated increase in Fuel Cell Products revenue is expected to be partially offset by declines in Fuel Cell Products service revenues due to the completion of our existing engineering service government contracts in the material handling and back-up power markets, and declines in Fuel Cell Products engineering development revenues due to the completion of our 1kW residential cogeneration fuel cell development program in the third quarter of 2008. We also expect that residential cogeneration product revenues in 2009 will see continued downward pressure as the program remains in the development stage of the Japanese government trial program.

As a result of the above noted automotive sector impacts, we now expect that supporting business revenues will decline more than initially anticipated in 2009, as compared to 2008, due primarily to reduced technical services and contract manufacturing for AFCC, Daimler and Ford in our non-core Contract Automotive segment. In addition, Material Products revenue is expected to see downward pressure due to lower carbon friction material product sales to automotive manufacturers.

We continue to expect to ship 4,000 fuel cell units in 2009, as compared to 1,855 units in 2008. However, given the ongoing market risks and uncertainties, our previous guidance shipment mix of 1,000 material handling units, 2,500 back-up power units and 500 residential cogeneration units could change.

We continue to expect our operating cash consumption (see Non-GAAP Measures) for 2009 to be between $17 million to $27 million, compared to $29.3 million in 2008, assuming no material fluctuations in U.S. / Canadian dollar exchange rates. The anticipated improvement in operating cash consumption for 2009 is based on our expectation of an increase in gross margins as a result of increased product sales, combined with additional reductions in operating expenses, which we believe will more than offset our increased investment in manufacturing capacity. As a result of the timing of capital expenditures, working capital impacts related to the B.C. Transit 2010 Olympic and Transport of London fuel cell bus programs, and the payment of 2008 employee bonuses in the first half of 2009, operating cash consumption is expected to be higher in the first half of 2009, as compared to the second half of the year. In March 2009, we initiated a 7% workforce reduction, a Company-wide salary freeze and numerous other cost containment measures to assist in the achievement of this goal.

OFF-BALANCE SHEET ARRANGEMENTS & CONTRACTUAL OBLIGATIONS

We maintain a 19.9% interest in AFCC which is subject to a share purchase agreement under which Ford, either at our option or Ford’s election, may purchase our interest in AFCC at any time on or after January 31, 2013 for $65 million plus interest accruing at LIBOR from January 31, 2008. The purchase may take place earlier than January 31, 2013 if certain other events occur. Under Canadian GAAP, this share purchase agreement is considered a derivative instrument and is therefore measured and recorded at its fair value on the closing of the AFCC Transaction. We have recorded this derivative at its fair value of $1 representing the difference between the discounted present value of the share purchase agreement on closing and the value of the underlying transferred AFCC assets. This derivative instrument is carried at cost and is not marked to market each reporting period, as we do not believe it is possible to regularly determine its reliable fair value. If the share purchase agreement were to be held to maturity and exercised on January 31, 2013, we anticipate that we would receive proceeds of approximately $68 million (based on current interest rates) and record an estimated gain of approximately $67 million on the sale of our remaining 19.9% interest in AFCC. If we were to monetize this share purchase agreement prior to its maturity date of January 31, 2013, the amount of proceeds received would be subject to a number of variables including Ford’s cost of borrowing, expected future LIBOR rates, time remaining to January 31, 2013 and general market and other conditions. Under present economic conditions, we believe that these factors would result in a significant discount to the face value of the share purchase agreement.

Periodically, we use foreign exchange contracts to manage our exposure to currency rate fluctuations and platinum forward purchase contracts to manage our exposure to platinum price fluctuations. We record these contracts at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are recorded in our consolidated statements of operations. At March 31, 2009, we had outstanding forward exchange contracts to sell a total of Canadian $6 million at an average rate of $1.12 Canadian per $1.00 United States dollar, resulting in an unrealized loss of $0.6 million. In addition, we had outstanding platinum forward purchase contracts to purchase a total of $1.6 million of platinum at an average rate of $890 per troy ounce, resulting in an unrealized gain of $0.4 million.

During 2009, a Canadian governmental agency agreed to terminate potential royalties payable of $4.2 million (Cdn. $5.3 million) in respect of future sales of fuel cell-based stationary power products under a historic development program. As a result, total royalties payable in respect of future sales of fuel cell-based stationary power products under two development programs with certain Canadian government agencies have been reduced from up to a maximum of $38.9 million (Cdn. $49.0 million) at December 31, 2008 to a maximum of $34.7 million (Cdn. $43.7 million) at March 31, 2009. To March 31, 2009, we have made total royalty payments of $4.2 million (Cdn. $5.3 million) against this potential obligation, including royalty payments of $0.1 million (Cdn. $0.1 million) in 2009. The conditions under which these royalties become payable are described in more detail in note 14 to the 2008 annual consolidated financial statements.

As at March 31, 2009, there were no other significant changes in our contractual obligations and commercial commitments from those reported in our Management’s Discussion and Analysis for the year ended December 31, 2008.

RELATED PARTY TRANSACTIONS

Related parties include shareholders with a significant ownership interest in us, together with their subsidiaries and affiliates, our key management personnel and our equity-accounted investees. Revenues and costs recognized from such transactions reflect the prices and terms of sale and purchase transactions with related parties, which are in accordance with normal trade practices. Related parties include EBARA BALLARD and EBARA Corporation, and prior to the closing of the AFCC Transaction on January 31, 2008, Daimler and Ford. AFCC is not considered to be a related party, as we do not have the ability to exercise significant influence over AFCC’s strategic operating, investing or financing policies.

We earn revenues from related parties from the sale of products and services and from engineering development revenues. We provide funding to related parties for the purposes of conducting research and development on our behalf. We have also purchased intellectual property and obtained licenses from, and granted licenses to, related parties. As a result of the AFCC Transaction, related party transactions have been reduced.

Related party transactions and balances are as follows:

(Expressed in thousands of U.S. dollars)	Three months ended Mar 31,
Transactions with related parties	2009	2008
Revenues from products, engineering services and other	$208	$4,934
Purchases	$15	$99
Investments and advances	$5,000	$-
(Expressed in thousands of U.S. dollars)	As at Mar 31,	As at Dec 31,
Balances with related parties	2009	2008
Accounts receivable	$107	$4,500
Accounts payable and accrued liabilities	$35	$31

The AFCC Transaction, which closed on January 31, 2008, is also a related party transaction.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table provides summary financial data for our last eight quarters:

(Expressed in thousands of U.S. dollars, except per share amounts)	Quarter ended,
	Mar 31,	Dec 31,	Sep 30,	Jun 30,
	2009	2008	2008	2008
Product and service revenue	$8,084	$18,605	$10,879	$11,131
Engineering development revenue	-	296	1,406	1,220
Total revenue	$8,084	$18,901	$12,285	$12,351

Net income (loss)	$(18,572)	$(18,028)	$(15,457)	$(13,481)
Net income (loss) per share	$(0.22)	$(0.22)	$(0.19)	$(0.16)

Income (loss) from continuing operations	$(18,572)	$(18,028)	$(15,457)	$(13,481)
Net income (loss) per share from continuing	$(0.22)	$(0.22)	$(0.19)	$(0.16)
operations
Weighted average common shares outstanding	82,662	82,116	82,102	82,086
(000’s)

	Mar 31,	Dec 31,	Sep 30,	Jun 30,
	2008	2007	2007	2007
Product and service revenue	$12,111	$10,591	$12,619	$10,464
Engineering development revenue	3,932	9,474	4,947	3,841
Total revenue	$16,043	$20,065	$17,566	$14,305

Net loss	$81,045	$(15,891)	$(16,017)	$(11,140)
Net loss per share	$0.87	$(0.14)	$(0.14)	$(0.10)

Loss from continuing operations	$81,045	$(15,891)	$(15,588)	$(10,814)
Net loss per share from continuing operations	$0.87	$(0.14)	$(0.14)	$(0.10)
Weighted average common shares outstanding	93,447	114,742	114,593	114,591
(000’s)

Summary of Quarterly Results: There were no significant seasonal variations in our quarterly results. Variations in our net income (loss) for the above periods were affected primarily by the following factors:

  Product and service revenues: Variations in fuel cell product revenues reflect the timing of our customers’ fuel cell vehicle, bus and field trial deployments. Product revenues in the fourth quarter of 2008 were positively impacted by $6.0 million by the commencement of shipments of fuel cell bus modules related to the B.C. Transit 2010 Olympic fuel cell bus program. Revenue from testing and engineering services to AFCC commenced in the first quarter of 2008.

  Engineering development revenue: Variations in engineering development revenue reflect the timing of work performed and the achievements of milestones under the 1kW residential cogeneration fuel cell development program and from light duty automotive and fuel cell bus programs. As a result of the AFCC Transaction, there were no light duty automotive fuel program engineering development revenues subsequent to January 2008. In addition, the 1kW residential cogeneration fuel cell development program was completed in the third quarter of 2008. Engineering development revenue in the first three quarters of 2008 was positively impacted by $1.0 million of revenue related to the B.C. Transit 2010 Olympic fuel cell bus program.

  Operating expenditures: Operating expenses have declined in the four quarters of 2008 and the first quarter of 2009 due to the impact of the AFCC Transaction. Operating expenses also reflect changes in the value of the Canadian dollar versus the U.S. dollar. Operating expenses increased in the first quarter of 2009 due to severance and related costs of $1.1 million due to cost containment measures and increased in the fourth quarter of 2007 due to severance and related costs of $4.1 million incurred in conjunction with the AFCC Transaction.

  Depreciation and amortization: Depreciation and amortization has declined for the first quarter of 2009 and the four quarters of 2008 as several assets became fully depreciated or amortized during 2007 and certain intangible assets were disposed of in the AFCC Transaction. Depreciation and amortization expense increased in the fourth quarter of 2007 due to the acceleration of amortization on expired patents. Depreciation and amortization has declined for the first three quarters of 2007 as a significant amount of intangible assets acquired in 2001 became fully amortized in 2006.

  Investment and other income: Investment income has continually declined for the last eight quarters due to declines in our cash equivalents and short-term investment portfolios and declines in interest rates. Investment and other income was positively impacted in the second, third and fourth quarters of 2007 and the second quarter of 2008 by foreign exchange gains of $4.2 million, $3.3 million, $0.7 million, and $1.0 million, respectively, and was negatively impacted in the first quarter of 2009 and the first, third and fourth quarters of 2008 by foreign exchange losses of $1.4 million, $1.3 million, $0.5 million, and $2.9 million, respectively, due to fluctuations in the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated cash and short-term investments and on our outstanding foreign exchange contracts to buy or sell Canadian dollars. Other income increased in the four quarters of 2008 due to the provision of administrative services to AFCC.

  Loss on disposal and write-down of long-lived assets: The net loss for the fourth quarter of 2008 was negatively impacted by a $3.0 million write-down of our investment in Chrysalix and the third quarter of 2007 was negatively impacted by a $4.6 million write-down of our investment in Advanced Energy Technology Inc.

  Gain on sale of assets held for sale: The net income for the first quarter of 2008 was significantly impacted by a $96.8 million gain on the sale of assets pursuant to the AFCC Transaction.

RISKS & UNCERTAINTIES

Risks and uncertainties related to economic and industry factors are described in detail in our 2009 Annual Information Form and remain substantially unchanged.

For additional information relating to Ballard, please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. (www.sec.gov) securities regulatory authorities. These documents are also available on our website at www.ballard.com.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the most recent interim period ending March 31, 2009, we did not make any significant changes in the design of internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

NON-GAAP MEASURES

We use certain non-GAAP measures to assist in assessing our financial performance and liquidity. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. A description of non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:

Normalized net loss measures our net loss after excluding items that are unusual in nature or do not reflect the normal continued operating activity of the business. Gains on sale of assets held for sale, losses from discontinued operations, write-downs of long-lived assets and severance and related costs are not considered part of our core activities, and are either unusual or are expected to occur infrequently. Therefore we have removed these in our calculation of normalized net loss. We believe normalized net loss assists investors in assessing our performance.

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
Normalized net loss	2009	2008
Reported net income (loss)	$(18,572)	$81,045
Severance and related costs	1,102	-
Gain on sale of assets held for sale	-	(96,916)
Normalized net loss	$(17,470)	$(15,871)
Normalized net loss per share	$(0.21)	$(0.17)
Weighted average common shares outstanding (000’s)	82,662	93,447

Operating cash consumption measures the amount of cash required to fund the operating activities of our business and excludes financing and investing activities except for net additions to property, plant and equipment. We believe operating cash consumption assists investors in assessing our requirements to fund operations.

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
Operating cash consumption	2009	2008
Cash used by operations	$(8,739)	$(8,113)
Net additions to property, plant and equipment	(2,220)	(1,055)
Operating cash consumption	$(10,959)	$(9,168)

BALLARD POWER SYSTEMS INC.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	March 31,	December 31,
	2009	2008
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$42,966	$54,086
Short-term investments	23,715	31,313
Accounts receivable	12,411	18,856
Inventories	13,667	10,402
Prepaid expenses and other current assets	1,686	1,434
	94,445	116,091

Property, plant and equipment	39,410	38,755
Intangible assets	3,581	3,726
Goodwill	48,106	48,106
Investments (note 5)	1,921	1,765
	$187,463	$208,443

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$19,699	$21,819
Deferred revenue	4,301	947
Accrued warranty liabilities	3,996	3,841
	27,996	26,607

Long-term liabilities (note 6)	14,256	20,502
	42,252	47,109

Shareholders’ equity:
Share capital (note 7)	835,396	832,711
Contributed surplus	283,230	283,466
Accumulated deficit	(973,179)	(954,607)
Accumulated other comprehensive loss	(236)	(236)
	145,211	161,334
	$187,463	$208,443

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Ed Kilroy”	“Ian Bourne”
Director	Director

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Operations and Comprehensive Income (Loss)
Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	Three months ended March 31,
	2009	2008
Revenues:
Product and service revenues	$8,084	$12,111
Engineering development revenue	-	3,932
Total revenues	8,084	16,043
Cost of revenues and expenses:
Cost of product and service revenues	7,886	10,232
Research and product development	7,810	11,621
General and administrative	4,338	3,955
Sales and marketing	1,763	1,777
Depreciation and amortization	1,068	1,594
Total cost of revenues and expenses	22,865	29,179

Loss before undernoted	(14,781)	(13,136)
Investment and other income	(948)	172
Gain (loss) on disposal and write-down of long-lived assets	52	(19)
Gain on assets held for sale (note 4)	-	96,916
Equity in loss of associated companies	(2,895)	(2,869)
Income (loss) before income taxes	(18,572)	81,064
Income tax expense	-	19
Income (loss) for period	(18,572)	81,045
Net income (loss) and comprehensive	$(18,572)	$81,045
income (loss) for period
Basic earnings (loss) per share	$(0.22)	$0.87

Diluted earnings (loss) per share	$(0.22)	0.86

Weighted average number of common	82,661,574	93,446,820
shares outstanding – basic
Weighted average number of common	82,661,574	94,022,941
shares outstanding – diluted

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Cash Flows
Unaudited (Expressed in thousands of U.S. dollars)

	Three months ended March 31,
	2009	2008
Cash provided by (used for):
Operating activities:
Net income (loss)	$(18,572)	$81,045
Items not affecting cash:
Compensatory shares	870	1,837
Depreciation and amortization	1,711	2,133
Unrealized gain on forward contracts	(221)	-
Loss (gain) on disposal and write-down of long-lived	(52)	19
assets
Gain on assets held for sale	-	(96,916)
Equity in loss of associated companies	2,895	2,869
	(13,369)	(9,013)
Changes in non-cash working capital:
Accounts receivable	6,445	1,092
Inventories	(3,265)	2,109
Prepaid expenses and other current assets	(17)	503
Accounts payable and accrued liabilities	2,208	(2,935)
Deferred revenue	(896)	51
Accrued warranty liabilities	155	116
Net current assets and liabilities held for sale	-	(36)
	4,630	900
Cash used by operations	(8,739)	(8,113)

Investing activities:
Net decrease (increase) in short-term investments	7,598	40,474
Additions to property, plant and equipment	(2,224)	(1,055)
Proceeds on sale of property, plant and equipment and other	54	-
Disposition of assets held for sale, net (note 4)	-	(60,628)
Investments	(5,156)	(236)
Long-term liabilities	110	(123)
	382	(21,568)
Financing activities:
Non-dilutive financing costs (note 3)	(2,763)	-
	(2,763)	-

Decrease in cash and cash equivalents	(11,120)	(29,681)
Cash and cash equivalents, beginning of period	54,086	49,340
Cash and cash equivalents, end of period	$42,966	$19,659

Supplemental disclosure of cash flow information (note 8)
See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Shareholders’ Equity
Unaudited (Expressed in thousands of U.S. dollars)

				Accumulated
				other	Total
		Contributed	Accumulated	comprehensive	shareholders’
	Share capital	surplus	deficit	loss	equity
Balance, December 31, 2007	$1,174,821	$72,290	$(988,686)	$(236)	$258,189
Net income	-	-	34,079	-	34,079
Non-dilutive financing (note 3)	-	33,812	-	-	33,812
Cancellation of common shares	(349,438)	175,538	-	-	(173,900)
upon disposition of assets
held for sale (note 4)
RSUs and DSUs redeemed	2,557	(2,557)	-	-	-
Share distribution plan	4,771	4,383	-	-	9,154
Balance, December 31, 2008	832,711	283,466	(954,607)	(236)	161,334
Net loss	-	-	(18,572)	-	(18,572)
RSUs redeemed	964	(1,106)	-	-	(142)
Share distribution plan	1,721	870	-	-	2,591
Balance, March 31, 2009	$835,396	$283,230	$(973,179)	$(236)	$145,211

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

1.	Basis of presentation:

The accompanying financial information reflects the same accounting policies and methods of application as the Corporation’s consolidated financial statements for the year ended December 31, 2008, except for the changes in accounting policies described in note 2. The accompanying financial information does not include all disclosure required under Canadian generally accepted accounting principles (“GAAP”) because certain information included in the Corporation’s consolidated financial statements for the year ended December 31, 2008 has not been included in this report. These consolidated financial statements are unaudited but reflect all adjustments required for the fair presentation in accordance with GAAP and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2008.

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

2.	Changes in accounting policies and anticipated changes in accounting standards:

In February 2008, Canada’s Accounting Standards Board (“AcSB”) confirmed the date of changeover from GAAP to International Financial Reporting Standards (“IFRS”). Canadian publicly accountable enterprises must adopt IFRS for their interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences on recognition, measurement and disclosures. The Corporation, with the assistance of an external expert advisor, has begun a high level review of the major differences between Canadian GAAP and IFRS. This work is expected to be substantially complete in 2009.

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued new recommendations for Business Combinations (CICA Handbook Section 1582), Consolidations (CICA Handbook Section 1601) and Non-Controlling Interests (CICA Handbook Section 1602). Section 1582 specifies a number of changes, including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition related costs as expenses. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, instead of a liability or other item outside of equity. The new standards will become effective in 2011. The Corporation anticipates adopting these standards in 2011 and is currently determining the impact of the standards on the Corporation’s consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

3.	Non-dilutive financing:

On December 31, 2008, the Corporation completed a restructuring transaction with Superior Plus Income Fund (“Superior Plus”) to reorganize the Corporation’s business under a Plan of Arrangement (the “Arrangement”). Pursuant to the Arrangement, Superior Plus transferred $38,029,000 (CDN $46,319,000) to the Corporation’s parent company (“Old Ballard”). Old Ballard subsequently transferred all of its assets and liabilities (including the net cash proceeds, but excluding Old Ballard’s historic Canadian income tax carry forward attributes), to a new wholly-owned company (“the Corporation”). Old Ballard’s shareholders exchanged their shares, on a one-for-one basis, for shares of the Corporation. The Corporation is carrying on the full scope of Old Ballard’s business operations, and holds all rights to intellectual property, as held by Old Ballard before the completion of the Arrangement. As such, all references to the Corporation in these Consolidated Financial Statements include Old Ballard for matters occurring before the Arrangement.

As the transfer of the business assets, liabilities and operations from Old Ballard to the Corporation represented a transaction with no change in shareholder ownership, the transaction was accounted for using continuity of interest accounting. Pursuant to continuity of interest accounting, the assets transferred and liabilities assumed were recorded at their carrying values as reported by Old Ballard immediately prior to the completion of the Arrangement. As a result, the net cash proceeds were recorded as a credit to shareholders’ equity.

In addition, as the future income tax benefits of Old Ballard’s Canadian non-capital losses, capital losses, scientific research and development expenditures and investment tax credits generated through to the date of the completion of the Arrangement are not available to the Corporation after the completion of the Arrangement, the gross future income tax assets related to these Canadian tax pools was reduced to nil, with a corresponding reduction of the related valuation allowance.

Proceeds of Arrangement on December 31, 2008	$38,029
Disposal costs paid to December 31, 2008	(1,109)
Net cash proceeds at December 31, 2008	36,920
Disposal costs paid to March 31, 2009	(2,763)
Disposal costs accrued at March 31, 2009	(345)
Net proceeds of Arrangement	$33,812

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

4.	Disposition of Automotive Assets:

On January 31, 2008, the Corporation completed the sale of its automotive fuel cell research and development assets (“the AFCC Transaction”) to Daimler AG (“Daimler”), Ford Motor Company (“Ford”) and a newly created private corporation, AFCC Automotive Fuel Cell Cooperation Corp. (“AFCC”). AFCC, which is controlled by Daimler and Ford, was created to carry on the development of automotive fuel cells for Daimler and Ford. Under the terms of the AFCC Transaction, the Corporation transferred to Daimler, Ford and AFCC its automotive patents, automotive fuel cell test equipment, automotive fuel cell inventory, $60,000,000 in cash, all automotive fuel cell warranty liabilities, all automotive fuel cell development contracts between Ballard, Daimler and Ford, 80.1% of the outstanding shares of AFCC (note 5), 112 personnel and a royalty free, sub-licensable license to the Corporation’s remaining intellectual property for use in automotive applications. In exchange, Daimler and Ford returned to the Corporation an aggregate of 34,261,298 of its common shares valued at $173,900,000, one Class A share and one Class B share, collectively representing Daimler and Ford’s entire direct and indirect equity interest in the Corporation. These shares were then cancelled.

On January 31, 2008, the Corporation recorded a gain of $96,916,000 on the closing of the AFCC Transaction. The final net gain was subsequently adjusted to $96,845,000 based on final disposal costs.

2008
Proceeds on disposal	$173,900
Cash transferred to Daimler and Ford	(58,000)
Disposal costs	(3,823)
Net proceeds	112,077
Cash transferred to AFCC	(2,000)
Net investment in automotive assets as of January 31, 2008	(13,232)
Net gain on disposal	$96,845

As the Corporation was determined to have significant continuing involvement with AFCC, the historic results of the operations transferred are reported in results from continuing operations.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

5.	Investments:

		March 31,		December 31,
		2009		2008
	Amount	Percentage	Amount	Percentage
		Ownership		Ownership
Chrysalix Energy Limited Partnership	$656	15.0%	$500	15.0%
AFCC (note 4)	1,265	19.9%	1,265	19.9%
	$1,921		$1,765

Chrysalix Energy Limited Partnership (“Chrysalix”) is recorded at the lower of cost and estimated net realizable value. As of December 31, 2008, the Corporation recorded a write down to adjust the carrying value of Chrysalix to its net realizable value of $500,000. During the three months ended March 31, 2009, the Corporation made additional investments of $156,000 in Chrysalix.

The Corporation maintains a 19.9% interest in AFCC which is carried at cost and is subject to a share purchase agreement under which Ford, either at the option of the Corporation or Ford’s election, will purchase the Corporation’s interest in AFCC at any time after January 31, 2013 for $65,000,000 plus interest accruing at LIBOR. The purchase may take place earlier than January 31, 2013 if certain events occur. The Corporation has no obligation to fund any of AFCC’s operating expenses. This share purchase agreement is considered to be a derivative instrument and was recorded at its fair value of $1 on the closing of the AFCC Transaction.

6.	Long-term liabilities:

	March 31,	December 31,
	2009	2008
Investment in EBARA BALLARD Corporation	$11,140	$13,245
Deferred revenue	-	4,250
Employee future benefit plan	2,104	1,988
Asset retirement obligation	1,012	1,019
	$14,256	$20,502

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

6.	Long-term liabilities (cont’d):

During the three months ended March 31, 2009 and 2008, $2,895,000 and $2,869,000, respectively, was recorded against the investment in EBARA BALLARD, representing the Corporation’s proportionate share of EBARA BALLARD’s equity loss. The Corporation’s 49% interest in EBARA BALLARD is accounted for using the equity method. As the Corporation’s proportionate share of losses from EBARA BALLARD has exceeded the Corporation’s net funded investment, the net investment has been presented in long-term liabilities. During the three months ended March 31, 2009, the Corporation made an additional investment in EBARA BALLARD of $5,000,000 comprising of a convertible note receivable, reducing the net liability balance.

During the three months ended March 31, 2009, deferred revenue of $4,250,000 was reclassified from long-term liabilities to current liabilities.

The Corporation maintains a defined benefit pension plan for employees in the United States. The benefits under the pension plan are based on years of service and salary levels. Certain employees are also eligible for post-retirement healthcare, life insurance and other benefits. During the three months ended March 31, 2009 and 2008, $116,000 and $125,000, respectively, was recorded as defined benefit expense of the Corporation’s defined benefit pension plan and other benefit plan, in aggregate.

7.	Share capital:

During the three months ended March 31, 2009 and 2008, compensation expense of $536,000 and $917,000, respectively, was recorded in net income as a result of fair value accounting for stock options.

During the three months ended March 31, 2009 and 2008, options to purchase 1,000,497 and 675,612 common shares, respectively, were granted with a weighted average fair value of $0.65 and $2.81, respectively, and vesting periods of two to three years. The fair value of options issued during the period was determined using the Black-Scholes valuation model under the following assumptions:

	Three months ended March 31,
	2009	2008
Expected life	7 years	7 years
Expected dividends	Nil	Nil
Expected volatility	62%	50%
Risk-free interest rate	2%	4%

As at March 31, 2009 and 2008, options to purchase 6,012,460 and 5,649,576 common shares, respectively, were outstanding.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

8.     Supplemental disclosure of cash flow information:

	Three months ended March 31,
	2009	2008
Non-cash financing and investing activities:
Compensatory shares	$2,682	$7,122
Accrued disposition costs related to	-	625
AFCC Transaction (note 4)
Shares cancelled on AFCC Transaction	-	173,900
(note 4)

9.	Segmented financial information:

For 2009, the Corporation’s market segments were reassessed due to the increased focus on key growth opportunities with near-term commercial prospects in core fuel cell markets. The Corporation’s business operates in three market segments: Fuel Cell Products, Contract Automotive, and Material Products. The Fuel Cell Products market segment is the Corporation’s core segment and includes activities relating to the design, development, manufacture, sale and servicing of fuel cell products for motive power (consisting of the material handling and bus markets) and stationary power (consisting of the back-up power and residential cogeneration markets) applications. The Corporation’s business activities in the Contract Automotive market segment include contract manufacturing of light-duty automotive fuel cell products and testing and engineering services provided primarily to AFCC, Daimler and Ford. The Corporation’s Material Products segment designs, develops, manufactures and sells carbon fiber products primarily to automotive manufacturers for automotive transmissions and gas diffusion layers for the fuel cell industry. The comparative figures have been reclassified to conform to the segmented disclosure adopted in the current year.

Segment revenues and segment income (loss) represent the primary financial measures used by senior management in assessing performance and allocating resources, and include the revenues, cost of product and service revenues and expenses for which management is held accountable. Segment expenses include research and product development costs directly related to individual segments.

Costs associated with shared services and other shared costs are allocated based on headcount and square footage. Corporate amounts include expenses for general research and product development, sales and marketing, and general and administrative, which apply generally across all segments and are reviewed separately by senior management. A significant portion of the Corporation’s production, testing and lab equipment, and facilities, as well as intellectual property, are common across the segments. Therefore, management does not classify asset information on a segmented basis. Instead, performance assessments of these assets and related resource allocations are done on a company-wide basis.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

9.     Segmented financial information (cont’d):

	Three months ended March 31,
	2009	2008
Revenues
Fuel Cell Products	$3,912	$6,320
Contract Automotive	1,877	6,808
Material Products	2,295	2,915
	$8,084	$16,043
Segment income (loss) for period (1)
Fuel Cell Products	$(3,285)	$242
Contract Automotive	825	1,223
Material Products	(889)	(431)
Total	(3,349)	1,034
Corporate amounts
Research and product development	(4,263)	(6,844)
General and administrative	(4,338)	(3,955)
Sales and Marketing	(1,763)	(1,777)
Depreciation and amortization	(1,068)	(1,594)
Investment and other income	(948)	172
Loss on disposal and write-down of long-	52	(19)
lived assets
Gain on assets held for sale	-	96,916
Equity in loss of associated companies	(2,895)	(2,869)
Income (loss) before income taxes	$(18,572)	$81,064

(1)	Research and product development costs directly related to segments are included in segment income (loss) for the period.